SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

RECEIVED
2009 DEC 15 A 11:03

December 8 , 2009

09047502

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

S Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

dlw 12/15

United States Sec Filing
December 8, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated November 4, 2009;
2. News Release – dated November 12, 2009;
3. News Release – dated November 16, 2009
4. News Release – dated November 19, 2009
5. News Release – dated November 24, 2009
6. News Release – dated November 25, 2009

Correspondence with Securities Commission(s)

7. MD&A – English – filed November 30, 2009
8. Interim Financial Statements – English – filed November 30, 2009
9. Form 52-109FT2 - Certification of Interim Filings - CFO – filed November 30, 2009
10. Form 52-109FT2-Certification-of-Interim Filings – CEO-filed November 30, 2009

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 24, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ACQUIRES ASPEN LEAD-ZINC-SILVER MINE

November 24, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan") is pleased to announce that it has entered into an agreement (the "Agreement") with Mr. Jack Denny and Mr. Fredric Critchlow (the "Vendors") of Salmo, British Columbia, to acquire 100% of the rights, title and interest in and to the Aspen Lead-Zinc-Silver Property (the "Property") comprised of seven mineral claims, Tenure Numbers 548440, 548464 – 548467, 604689 and 665745 located approximately six kilometres southeast of Salmo, British Columbia, Canada and three kilometres north of Sultan's former HB Lead-Zinc Mine. The Agreement is subject to regulatory approval.

Under the terms of the Agreement, Sultan has agreed to pay $10,000 and issue 100,000 common shares to the Vendors for the purchase of the Property. Upon fulfilling the cash payment and share issuance, Sultan shall acquire 100% right, title and interest in and to the Property subject only to a 1.0% Net Smelter Return royalty ("NSR"), payable to the Vendors. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 0.5% by making a one-time payment of $100,000 to the Vendors at any time up to and including the commencement of commercial production. If at any time the Vendors wishes to sell or assign their NSR, the Vendors have agreed to give Sultan a 60-day right of first purchase to acquire such interest provided that the Vendors shall not thereafter offer their NSR to a third party on terms less favourable to the Vendors than those offered to Sultan.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. T he common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

The Aspen property was discovered in 1896. Small scale production of high grade silver ore commenced in 1899 and continued intermittently until 1950. Over its 50-year life the mine produced 47,556 tonnes averaging 653.13 g/t silver, 4.76% lead and 0.02% zinc from 1,443 metres of underground workings.

The Aspen occurrence is believed to be a manto-type deposit hosted by the Reeves Limestone Member of the Lower Cambrian Laib Formation which is also host to the nearby Jersey, HB, Garnet and Reeves MacDonald lead-zinc mines. Three distinct stratabound, ore-bearing breccia horizons are recognized as follows: 1) the Upper Zinc horizon, 2) the Middle Silver horizon and 3) the Lower Lead-Zinc-Silver horizon. The zones have a general north-northwest trend and dip about 40 to 50 degrees northeast. The principal unit is the Middle Silver horizon which varies from 1 to 8 metres in thickness and has been traced for about 1,100 metres on surface.

Since closure of the mine in 1950 the deposit has been explored with 4,539 metres of surface and underground diamond drilling in 103 holes. This work showed a drill indicated resource of 36,280 tonnes at 3.16% zinc in the Upper Zinc Horizon and a measured and indicated resource of 61,289 tonnes at 234.8g/t silver in the Middle Silver horizon. (BC Geological Survey, Minfile, Detail Production Report Number 082FNW121).

Readers are cautioned that the resources quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects. Sultan plans to explore for extensions to the reported mineralization with geochemical and geophysical surveys.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 25, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

CORRECTION: SULTAN MINERALS ACQUIRES ASPEN LEAD-ZINC-SILVER MINE

November 25, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan") would like to issue a correction to its news release on November 24, 2009. The historical production records for the Aspen property were incorrectly reported. The correct information is as follows:

The Aspen property was discovered in 1901. Small scale production of high grade silver ore commenced in 1918 and shipments of high grade silver ore were made in 1918, 1920 and 1934. In total 28.0 tonnes of ore were shipped. The average grade of the ore shipped from the mine was 1,298.5 g/tonne (37.9 oz/t) Silver, 1.11 g/t Gold, 1.54% Lead and 1.30% Zinc.

Readers are cautioned that the resources quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

Sultan regrets the error.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 4, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RECEIVES EXCHANGE APPROVAL TO ACQUIRE HISTORIC LEAD-ZINC MINE – COMMENCES PROPERTY WORK

November 4, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan") is pleased to announce that the TSX Venture Exchange has accepted for filing documentation of an option agreement dated September 22, 2009, between Sultan and Lloyd Addie and Robert J. Bourdon of Nelson, British Columbia. Under the terms of the option agreement (the "Agreement"), Sultan may acquire 100% interest in the Garnet Lead-Zinc Property (the "Property"), comprised of five mineral claims, located approximately five kilometres south of Salmo, British Columbia, Canada.

Sultan may earn a 100% interest in the Property by making cash payments of $75,000 and issuing 500,000 common shares to the Optionors over four years. Upon fulfilling the cash payment and share issuance, the 100% right, title and interest in and to the Property will be subject only to a 3.0% Net Smelter Return ("NSR") royalty, payable to the Optionors and the issuance of 200,000 common shares due on commencement of commercial production. Sultan may reduce the NSR to 1.0% by making a one-time payment of $1,000,000.00 to the Optionors within 90 days after commencement of commercial production. For further details please refer to Sultan's news release dated Oct.1, 2009.

The Garnet Mine was acquired by Cominco in 1927 and in 1965 was put into production as part of Cominco's HB mining operation. The combined HB and Garnet mining operation was historically British Columbia's third largest lead-zinc mine. The mine produced a total of 6,656,101 tonnes (7,337,095 tons) of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). The mine closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the Garnet Deposit were reported at 409,000 tons, at 0.1 per cent lead and 4.1 per cent zinc (Canadian Pacific Limited, Form 10-K, December 31, 1978).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

A large database of historical mine records including mine plans, mine sections, drill logs and geological maps was acquired with the property. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, is presently undertaking a review of the historical mine records.

Sultan is presently completing a program of geochemical sampling and a magnetometer geophysical survey on the Garnet property to explore for extensions to the historical lead-zinc mineralization. The two surveys will also explore the adjoining, recently acquired, HB Mine (please refer to Sultan's News Release of October 29, 2009).

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., will supervise the geochemical and geophysical programs. Mr. Grunenberg is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 12, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RECEIVES EXCHANGE APPROVAL TO ACQUIRE HISTORIC HB LEAD-ZINC MINE – COMMENCES PROPERTY WORK

November 12, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan") is pleased to announce that the TSX Venture Exchange has accepted for filing documentation of an option agreement dated October 20, 2009, between Sultan and Mr. Craig Alvin Lynes (the "Optionor") of Salmon Arm, British Columbia. Under the terms of the option agreement, Sultan may acquire 100% of the rights and interest in and to the HB Lead-Zinc Property (the "Property"), comprised of a 100-hectare mineral claim, located approximately eight kilometres southeast of Salmo, British Columbia, Canada.

Sultan may earn a 100% interest in the Property by making cash payments of $15,000 and issuing 100,000 common shares to the Optionor in stages over twelve months. For further details please refer to Sultan's news release dated October 27, 2009.

A large database of historical mine records for the HB Mine, including mine plans, mine sections, drill logs and geological maps has since been acquired. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, is presently undertaking a review of the historical mine records in order to locate the remaining mineralization and identify exploration targets for future follow up.

Sultan is presently completing a program of geochemical sampling and a magnetometer geophysical survey on the HB property to explore for extensions to the historical lead-zinc mineralization. The two surveys will also explore the adjoining, recently acquired, Garnet Mine (please refer to Sultan's News Release of November 4, 2009).

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., will supervise the geochemical and geophysical programs. Mr. Grunenberg is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 16, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Appoints Robin Merrifield CA (S.A.) to its Board of Directors

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce the appointment of Robin Merrifield, CA (S.A.), to the Company's Board of Directors.

Robin Merrifield has 40 years of international experience as a chartered accountant to the mining industry making him a valuable asset to Sultan's Board. He presently resides in Vancouver, Canada, where he is Executive Vice President and Chief Financial Officer for Uranium One Inc.

Mr. Merrifield obtained his professional designation while working for Deloittes in Cape Town, South Africa. Subsequent to Deloittes, he served as the South African group financial manager for the diversified interests of a large UK shipping and hotel conglomerate.

He was then recruited to work in the Kalahari Desert in Botswana for ten years, as Financial Controller for a large nickel/copper mining complex, controlled by Anglo-American Corporation.

In Canada, he first served as Assistant Vice-President of Finance for one of Robert Friedland's Vancouver companies with foreign gold mining operations. He then moved to Saskatoon, Canada, to become Controller for Cameco Corporation, the world's largest producer of uranium.

Cameco's entry into gold mining saw him relocating to live in Kyrgyzstan for four years and act a Vice-President, Finance of Kumtor Operating Company, the operations division of the large Kumtor gold project.

Robin Merrifield is very well regarded in the mining industry and known for his experience, thoroughness, drive and integrity. Sultan is fortunate to have him join our team and looks forward to utilizing his extensive accounting and business experience to help advance the growth and development of Sultan Minerals Inc.

On Behalf of the board of directors,

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 19, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Identifies High Priority Geophysical Target on its Kena Gold-Copper Property, BC

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that a recently completed induced polarization (IP) geophysical survey on its Kena Gold-Copper Property has identified a new, high priority geophysical target. The new geophysical anomaly has been defined over a one-kilometre long strike length, coincident with a zone of elevated copper soil values on the Kena Property located near Ymir, in southeastern British Columbia.

The geophysical survey was carried out to define drill targets over the Kena Copper and South Gold zones highlighted in a report by Dr. Jim Oliver, P.Geo., released September 9, 2009. The Oliver report states: "The area lying to the southeast of the Kena Copper Zone represents one of the highest priority target areas within the Kena claim block and is itself a superb stand-alone exploration target."

The new, priority geophysical target was identified by modeled IP results from five 2- kilometre long lines run over the Oliver target area. The five 200-metre spaced lines showed a moderately intense, north trending chargeability feature coincident with the zone of elevated copper soil values on all lines. The anomaly remains open to the north and to the east.

Further to the west the results show a much stronger, similarly trending, chargeability anomaly coincident with a linear magnetic low with little or no copper reported in the soils. This feature is related to pyrite in altered rocks that flank the copper zone on the west and the South Gold Zone on the east, and may host gold. Historic drill hole K90-4 drilled in the centre of this anomaly intersected a 57-metre wide zone assaying 0.175g/t gold and 0.27% copper.

Mr. Arthur G. Troup, President and CEO, said, "This is a significant new discovery with excellent size potential. The copper and gold concentrations of the anomaly are yet to be determined but if they are economic, this target has potential to add considerable value to the existing gold resource on our Kena Property."

Additional IP surveys are recommended to fully define the eastern margins and north extent of the anomaly. Compilation of new IP data with all previous geological, geophysical and diamond drill results will be completed to generate targets to be tested by diamond drilling.

Perry Grunenberg, P.Geo., of PBG Geoscience managed the recent exploration program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com


SULTAN MINERALS INC.
KENA PROPERTY
KENA COPPER ZONE
Apparent Chargeability (mV/V)
With Copper Geochemistry (ppm)
Cu
(ppm)
> 1200
800 - 1200
400 - 800
200 - 400
< 200
Apparent Chargeability
mV/V
250
0
250
metres
800W
400W
0
400E
10000N
9600N
9200N
8800N
8400N
8000N
9900 N
DDHK90-4
L8900 N
L8700 N

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com.

Sultan Minerals Inc.
Management Discussion and Analysis and Quarterly Report
For the Three and Nine Months Ended
September 30, 2009

Sultan Minerals Inc.
Management Discussion and Analysis and Quarterly Report
For the Three and Nine Months Ended
September 30, 2009

RECEIVED
2009 DEC 15 A 4:44

1.1 Date

The effective date of this Management's Discussion and Analysis ("MD&A") and Quarterly Report is November 27, 2009.

1.2 Overview

This Management's MD&A contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This Quarterly MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2008 and the unaudited interim financial statement for the three and nine months ended September 30, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the nine months ended September 30, 2009 ("fiscal 2009") was $856,880 or $0.01 per share, compared to a loss of $643,901 or $0.01 per share in the nine months ended September 30, 2008 ("fiscal 2008"), after income tax recovery of $403,094 in fiscal 2008.

- During fiscal 2009, operations used cash of $651,525 compared to $717,923 in fiscal 2008.

- Expenditures on mineral property interests totalled $583,492 in fiscal 2009, compared to $1,482,317 in fiscal 2008. The expenditures were incurred on the following mineral properties in fiscal 2009, with the fiscal 2008 numbers in parentheses: Kena - $32,692 ($49,036) and the Jersey and Emerald properties - $550,800 ($1,433,281).
,
- The Company received total proceeds of $553,649 from the issuance of 20,000,000 units at a price of $0.03 in fiscal 2009, compared to proceeds of $251,921 by the issuance of 1,524,350 common shares in fiscal 2008 through the exercise of stock options, warrants and agent's warrants.

The Company is pleased to announce the appointment of Mr. Robin Merrifield to the board of directors.

1.2.1 Jersey – Emerald Property, British Columbia

The approximate 20,000-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In

2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a 2-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit.

In May 2009, the Company entered into an additional amendment to an option agreement to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by a further four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company.

The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company.

The Jersey and Emerald properties also include (i) a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant, subject to a 2.0% NSR, which the Company has the right to purchase for $500,000, (ii) a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims, (iii) a 100% interest in the Invincible Tungsten reverted crown grant, subject to a 2.0% NSR royalty which the Company has the right to purchase down to 0.5% for $150,000 and (iv) a 100% interest in the Victory Tungsten Property consisting of six reverted crown grants, subject to a 2.0% NSR royalty which the Company has the right purchase down to 0.5% for $150,000.

Subsequent to September 30, 2009, the Company entered into an agreement to acquire 100% of the rights and interest in and to the Garnet Lead-Zinc Property, comprised of five mineral claims, Tenure Numbers 544860, 544861, 607011, 607013 and 607015, located approximately five kilometres south of Salmo, British Columbia, Canada near the former Jersey Lead-Zinc Mine. Under the terms of the agreement, Sultan has an option to earn a 100% interest by making cash payments of $75,000 and issuing 500,000 common shares to the optionors over four years. Upon making the cash payments and share issuances, Sultan will acquire 100% right, title and interest in the property subject only to a 3.0% Net Smelter Returns Royalty ("NSR"), payable to the optionors and a further 200,000 common shares due on commencement of commercial production. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000.00 to the optionors exercisable within 90 days after commencement of commercial production. If at any time either of the optionors wishes to sell or assign this interest in the NSR royalty in the property the optionors agree to give Sultan a 30-day right of first purchase to acquire such interest provided that the optionors shall not thereafter offer their NSR royalty to a third party on terms more favourable than those offered to Sultan.

The Garnet showing was initially staked in 1899 and later acquired by Cominco in 1927. As of December 31, 1978, the remaining measured and indicated reserves for the Garnet Mine were reported at 409,000 tons, at 0.1 per cent lead and 4.1 per cent zinc (Canadian Pacific Limited, Form 10-K, December 31, 1978).

Subsequent to September 30, 2009, the Company entered into an agreement to acquire 100% of the rights and interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 533727, located approximately eight kilometres southeast of Salmo, British Columbia, Canada and three kilometres north of Sultan's Jersey Lead-Zinc Mine.

Under the terms of the agreement, Sultan has an option to earn a 100% interest in the property by making cash payments of $15,000 and issuing 100,000 common shares to the optionors over 12 months, with $5,000 being paid on regulatory approval and $10,000 at the end of twelve months following the date of regulatory approval.

The Company has issued 50,000 common shares and made the initial cash payment of $5,000, pursuant to the agreement.

With the addition of the HB and the Garnet Mine, Sultan's Jersey Emerald property will include British Columbia's second and third largest historic lead-zinc mines. The HB showing was initially staked in 1907 and put into production in a limited manner in 1912. In 1927 the property was acquired by the Consolidated Mining and Smelting Company ("Cominco"). Exploration by Cominco in 1949-1950 lead to the discovery of three parallel, steeply dipping, ore zones extending for 900 metres in a north-south direction across the claims. In 1955 the HB Mine was put into production at 1,000 t/day. Ten years later in 1965 the adjacent Garnet Lead-Zinc Mine was put into production as part of Cominco's HB mining operation.

Between 1912 and 1978 the HB and Garnet mines are reported to have produced a total of 6,656,101 tonnes of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). Seventy percent of this production is estimated to have been mined from the HB Mine deposits.

The HB and Garnet mines closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the HB Mine were reported by Canadian Pacific Limited as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209). Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

A large database of historical mine records including mine plans, mine sections and geological maps is available with the property. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, will undertake a review of the historical mine records.

Sultan plans to explore for extensions to the historical mineralization on the property with geochemical and geophysical surveys.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Sultan has intersected the East Emerald Tungsten zone in 39 drill holes that confirm the continuation of the tungsten mineralization over a length of 3,300 feet (1,000 metres) and a width of 700 feet (200 metres) (see News Release of April 29, 2008). Drill results continue to show multiple horizons of 0.25% to 0.60% tungsten mineralization contained within wide zones of lower grade mineralization averaging

0.10 to 0.25% WO_3. Many of these holes carry significant molybdenum (MoS_2) concentrations within the same horizons as the tungsten. The mineralization remains open to the north, south and west.

In September 2008 Geoscience BC and Natural Resources Canada flew a budgeted $542,000 Airborne Geophysical Survey in the Kootenay Area of BC. The survey covers a 609-square kilometre area centered on Sultan's 93-square kilometre Jersey-Emerald Property. The BC Ministry of Energy, Mines and Petroleum Resources rated this area as having some of the highest mineral potential in British Columbia. The survey was designed to provide information about the rocks deep below the surface.

The survey was flown by Fugro Airborne Surveys. The survey area included Sultan's Jersey Mine and the HB and Reeves-Macdonald mines, these 3 being the second, third and fourth largest historic lead-zinc producers in the province. The survey also covered Sultan's historic Emerald Tungsten Mine, Canada's second-largest tungsten producer, as well as the famous Sheep Creek and Ymir gold camps. Sultan, as one of the largest mineral title landholders in the survey area, participated in the survey, by contributing funding for the flying of intermediate 100-metre spaced survey lines over its Jersey-Emerald property within the Geoscience BC survey area. The detailed airborne geophysical coverage assisted in identifying new exploration targets outside of the seven historic mines on the extensive property.

In September 2008 Sultan completed a program of trenching and prospecting over the south end of the Jersey-Emerald property. This work resulted in the discovery of a new area of tungsten and zinc mineralization on the property. The mineralization, including assays of 5.0% zinc and 0.9% tungsten, was discovered at four widely spaced locations situated approximately 2.0 km south of the historic Emerald Tungsten Mine. In order to test this new discovery additional prospecting, trenching and a preliminary 350-metre diamond drill program was planned for 2009.

Drill site preparation and drilling commenced in June 2009, initially involving three large new tungsten and zinc targets discovered by geochemical, geophysical and trenching programs completed in 2009 (see news release of February 17, 2009). Drilling was also carried out at the recently acquired Victory Tungsten deposit and for targets discussed in the NI 43-101 Tungsten Resource Estimate released on January 21, 2009.

Results from the first six diamond drill holes include significant tungsten mineralization. Two new target areas of the property were investigated by drilling. Two drill holes were completed approximately one kilometre east of the historic Jersey-Emerald mine, where preliminary results of regional airborne surveys indicate strong magnetic and conductive rocks are present. Four drill holes were completed approximately 1.5 kilometres south of the historic mine area (near Lost Creek) to test for the extension of tungsten mineralization discovered during a surface sampling program in 2008.

Results returned from sampling of drill core indicate significant tungsten mineralization existing in zones well away from the historic Jersey-Emerald mine area. In particular, the Lost Creek drilling (LC0901 through LC0903) returned elevated tungsten values from all 3 drill holes. Hole LC0902 returned the highest value for WO_3, with 0.18% over 28 ft including 0.39% over 6 feet.

Drill Hole	Grid North	Grid East	Azmth/Dip	From (Feet)	To (Feet)	Width (Feet)	WO3 (%)
LC09-01	5437111	484583	302	112.00	188.00	76.00	0.12
Incl.				138.00	148.00	10.00	0.22
LC09-02	5437111	484583	302	167.00	195.00	28.00	0.18
Incl.				182.00	188.00	6.00	0.39
LC09-03	5437090	484559	300	127.00	174.00	47.00	0.10
Incl.				137.00	162.00	25.00	0.16
Incl.				147.00	152.00	5.00	0.20

Six holes were completed on the recently acquired Victory Tungsten Deposit located approximately 3.5 kilometres north of the historic tungsten mines on the Jersey property. The high grade tungsten intercepts verify the presence of a resource reported by previous operators during exploration in the 1960's and 1970's. A zone of high grade tungsten mineralization, including 84,000 tons of 0.54% WO_3, (not NI 43-101 compliant) was reported for the historic drilling.

These results confirm the presence of a high grade tungsten resource on the Victory site. The results also show there is good potential for tungsten resources away from the historically mined Emerald, Dodger, Feeney and Invincible tungsten mines on the Jersey Property. Combined with the drill results from the Lost Creek valley, 1.5 kilometres to the south of the Emerald Mine, (see news release of August 20th, 2009) these results demonstrate potential for tungsten exploration along a 7.0-kilometre corridor of prospective geology. Three drill holes completed in the current program, VIC09-01 through VIC09-03, returned exceptional tungsten values such as 0.42% over 13.1 ft including 0.69% over 4.8 feet and 0.76% over 13.0 ft including 1.17% over 2.5 feet. Three holes VIC09-04 through VIC09-06 missed the tungsten zone and returned no values.

Significant assays for holes VIC09-01 through VIC09-03 are tabled below.

Drill Hole	Grid North	Grid East	Azmth/Dip	From (Feet)	To (Feet)	Width (Feet)	WO3 (%)
VIC09-01	5443145	487038	240/-60	84.70	97.80	**13.10**	**0.42**
Including				93.00	97.80	**4.80**	**0.69**
VIC09-02	5443145	487038	0/-90	63.50	75.00	**11.50**	**0.19**
Including				63.50	70.50	**7.00**	**0.20**
And				72.00	75.00	**3.00**	**0.26**
VIC09-03	5443070	487060	240/-60	109.00	131.00	**22.00**	**0.24**
Including				123.00	126.50	**3.50**	**0.43**
And				221.50	234.50	**13.00**	**0.76**
Including				232.00	234.50	**2.50**	**1.17**

Because of encouraging exploration results, Sultan recently expanded its holdings in the Jersey Emerald area. A study of the potential for lead-zinc-silver remnant mineralization within and adjacent to the historic Jersey mine has been undertaken. It is expected that a preliminary resource estimate can be obtained from information provided by the large database accumulated by Sultan that summarizes historic and recent drilling. Several zones of remnant lead-zinc mineralization were observed in preliminary viewing of the three-dimensional models created by Sultan. As well, drill testing completed by Sultan in 2007 intersected widespread zinc mineralization marginal to the historic workings, suggesting that important zinc mineralization may extend to the east, west and south of the former mine.

In January 2009 Sultan received updated resource calculations for the Tungsten Zones on its Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. of Vancouver, BC and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng. of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of PBG Geoscience. The updated resource estimate shows a measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO_3 cutoff. The mineralization remains open along strike.

The report makes a number of recommendations that can be summarized as follows:

1) An additional 5,000 metres of diamond drilling be completed to fully define the Emerald and East Emerald tungsten zones.

2) A total of 20 excavator trenches be put in to test the East Emerald zone and its projected extension to the north and south.

3) The Invincible mine workings should be dewatered and the access portals stabilized to provide access for underground drill testing of the East Emerald Tungsten zone and the Invincible workings.

4) The East Dodger resource estimate should be updated to include the recent drilling.

5) The 2007 economic scoping study should be updated and should include:

a) Preparation of a mine plan;

b) Design and costing of surface facilities;

c) Continuing implementation of environmental studies;

d) Review of ore transport options;

e) Review of tailings disposal options;

f) Review wastewater disposal alternatives; and

g) Review historic metallurgy and conduct further metallurgical testing.

The combined total cost to complete the recommended work is estimated at $1,358,500.

Exploration expenditures on the Jersey-Emerald property in fiscal 2009 with the fiscal 2008 comparative figures shown in parentheses include the following: assays and analysis – $47,340 ($83,028); geological and geophysical – $116,803 ($275,986); travel and accommodation – $13,890 ($65,372); stock-based compensation and future income tax recovery - $56,003 ($116,335); and site activities – $41,783 ($120,686). Acquisition costs of $65,899 ($14,172) were incurred.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

The Company holds 100% interest in the 8,173-hectare Kena Gold Property located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp). From 2000 to 2004, Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng, MASc of Giroux Consultants Ltd. and Linda Dandy, P.Geo, of P & L Geological Consultants Ltd.

Exploration Summary

The Kena Property contains two areas of porphyry-style gold mineralization – the Gold Mountain and Kena Gold Zones. The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones had a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

In June 2009, the Company hired Dr. Jim Oliver, P.Geo to conduct an independent assessment of Sultan's Kena Gold Property, located in southeastern British Columbia. The 30-page report is not a NI 43-101 technical document but summarizes Dr Oliver's assessment of the project, the structural controls of gold and copper mineralization on the property and makes recommendations for future work.

Dr. Jim Oliver's conclusions state that: ***"Geological, geophysical and geochemical vectors clearly demonstrate that several, strong exploration targets exist within the Kena land package. Kena is a very significant and likely undervalued gold-copper occurrence."*** Dr. Oliver has based his conclusions in part on the following observations and comments:

- The Kena property contains numerous high strain zones, which are commonly gold mineralized. The strongest and most laterally persistent of these, the Kena Deformation Zone (KDZ), tracks the eastern contact between the Silver King Porphyry and the Elise Volcanics. This contact zone needs to be drill-tested on relatively broad, 200 metre centres. It is likely that the bulk of the gold mineralization on the northern half of the Kena property will occur less than 300 metres from this contact.

- **Historical drilling in the Kena project area has produced over 90 intersections in drill core that are greater than 5.0 g/t gold, often over greater than 2.0 metre intervals.** Each "open" selected intersections of greater than 7.0 g/t gold will generate five exploration drill holes, one drill hole down dip and four drill holes along strike, two on a sectional plane 100 metres to the north of the intersection and two on a sectional plane 100 metres to the south of the intersection.

- Both the Gold Mountain and Kena Zones, using Giroux and Dandy's (2004) resource numbers, have very similar net gold contents and grades. **Gold Mountain Zone measured and indicated gold resources at a 0.7 g/t Au cut-off are: 3.4 million tonnes of 1.32 g/t Au (144,000 contained oz Au). Kena Gold Zone measured and indicated resources, using a 0.7 g/t Au cut off are: 3.23 million tonnes of 1.33 g/t Au (138,000 contained oz Au).** In other words, both targets are roughly equivalent and field relations strongly suggest lithologic and structural similarities between these two zones. There is a very extensive strike length gap between the Kena Gold Zone and the South Gold Zone, which may be in part an artifact caused by the absence of data within these two zones. One can assume that the gold mineralization at the Gold Mountain Zone, Kena Gold Zone and South Gold Zone are all closely related to the same kinds of structural and lithological controls on gold mineralization. The potential between the South Gold Zone and Kena Gold Zone should also be carefully evaluated.

- Embayments or irregularities in the contact between the Silver King Porphyry and the Elise Volcanics are easily identified based on offsets in the plan map magnetic contours or resistivity contours. Rate "open" drill core Au intersections higher in embayment areas than those in areas

of linear contacts between the Silver King and Elise Volcanics. Offsets in the trace of this zone will produce dilatant points and potentially zones of enhanced gold mineralization. This same structural zone will dilate when the structural zone flattens. Enhanced gold mineralization may occur where the contact zone flattens or shallows in its dip, therefore shallow south-southeast plunges will correspond to the rake of higher grade mineralized zones.

- High strain zones will exist distal to the west, to the Silver King – Elise Volcanic contact at the Great Western and North Zones.
- Gold mineralization at Gold Mountain is closely tied to dilatent zones within high strain zones associated with the contacts between the Silver King Porphyry and the Elise Volcanics. The bulk of the gold mineralization is most likely associated with broader scale lithological controls, changes in bulk rock competency and differences in anisotropy.
- The gold and copper grade-width relations within the Kena Copper Zone are striking, and a porphyry copper-gold model may well be correct here. There is a positive qualitative correlation between copper and gold, approximately 1000 ppm copper to 100 ppb gold, and well developed gold-copper zonation patterns are emerging. **The area lying to the southeast of the Kena Copper Zone represents one of the highest priority target areas within the Kena claim block and is itself a superb stand-alone exploration target.**
- An abundance of high quality exploration targets for both structurally controlled and potentially porphyry gold-copper model systems are present with the Kena project area. It would be easy to collar 20 to 30, 250-metre drill holes to test strong exploration targets in the Gold Mountain, South Gold and Kena Copper Zones.

The report strongly recommends additional exploration work including:

1. The eastern contact of the Silver King Porphyry be consistently identified and, in conjunction with additional vectors to mineralization (geochemistry – geophysics) drill-tested on relatively broad, 200-metre centres.
2. A careful re-evaluation of the gold and copper potential between the South Gold Zone and Kena Gold Zone.
3. Extensive geochemical, geophysical and geological follow-up of the southeastern extensions of the Kena Copper area.
4. A minimum of 5,000 metres of NQ core in 20 to 30 exploration boreholes be drilled on strong exploration targets in the Gold Mountain, South Gold and Kena Copper Zones.

A two phase work program entailing geochemical sampling and induced polarization (IP) geophysical surveys focusing on drill target definition over the Kena Copper and South Gold zones commenced in September 2009.

Exploration expenditures on the Kena property in fiscal 2009, with the fiscal 2008 comparative figures shown in parentheses, include the following: assays and analysis – $Nil ($14,033); geological and geophysical – $23,870 ($20,366); travel and accommodation - $3,914 ($2,418); and site activities – $2,099 ($3,637). Acquisition costs of $2,809 ($8,582) were incurred.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Mineral Property Option Payments Due In Fiscal 2009

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and subsequent to September 30, 2009, made a final payment of $73,000 on a mortgage payable, which was based on the October 2, 2009, share price. The Company issued 200,000 common shares in June 2009 with respect to the mortgage payable. An additional 200,000 common shares were issued for the acquisition of the Victory Tungsten property. Annual advance royalty payments of $50,000 were to commence in October 2009 on the Jersey Claim Group, but Sultan has negotiated a four-year extension with the optionors for deferral of the payment to October 2013, by the issuance of 250,000 common shares. Subsequent to September 30, 2009, the Garnet and HB Mine properties were acquired, and common shares were issued, as described above under Item 1.2.1 - Jersey-Emerald Property.

1.2.4 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 was US$603 per ounce. In 2007 gold averaged US$693 per ounce, and in 2008, the average price per ounce was US$872. The price of gold has averaged US$958 to November 27, 2009. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008, decreasing to approximately US$10 by the end of 2008, and is now approximately US$11 per pound. The price of tungsten has remained relatively stable at between US$190 to US$210/MTU for APT concentrate (as of October 6, 2009, Metals Bulletin), at that date the mid-point was US$200/MTU.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Current assets	$ 2,128,442	$ 4,361,691	$ 232,237
Mineral property interests	8,756,364	7,120,104	4,363,937
Other assets	53,231	75,138	74,906
Total assets	10,938,037	11,556,933	4,671,080
Current liabilities	225,384	236,718	127,678
Long-term debt	--	44,000	123,000
Shareholders' equity	10,712,653	11,276,215	4,420,402
Total shareholders' equity and liabilities	10,938,037	11,556,933	4,671,080
Working capital (current assets less current liabilities)	1,903,058	4,124,973	104,559

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Expenses (recoveries)			
Amortization	$ 1,711	$ 2,020	$ 2,435
Debt finance adjustment	18,000	(14,000)	6,000
Legal, accounting and audit	35,719	56,428	33,527
Management and consulting fees	57,750	45,000	46,000
Office and administration	136,056	94,339	74,993
Salaries and benefits	295,897	221,429	171,412
Shareholder communications	352,205	263,175	202,301
Stock-based compensation	476,653	677,726	161,322
Travel and conferences	49,517	34,400	43,246
	1,423,508	1,380,517	741,236
Property investigations	1,418	4,352	873
Write-down of mineral property interests	82,809	92,736	131,771
Interest and other income	(90,235)	(141,173)	(9,479)
Loss before income taxes	(1,417,500)	(1,336,432)	(864,401)
Income tax (recovery) expense – current	--	--	--
– future income taxes	385,487	68,172	103,128
Loss for the year	$ (1,032,013)	$ (1,268,260)	$ (761,273)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	101,626,050	80,200,248	58,480,943
Number of common shares issued and outstanding, end of year	101,626,050	100,226,518	62,439,384

1.4 Results of Operations

Sultan incurred a loss of $856,880, or loss per common share of $0.01 in the nine months ended September 30, 2009, compared to a loss of $643,901, or loss per common share of $0.01 in the nine months ended September 30, 2008, after future income tax recovery of $403,094 in the period. Loss before future income tax recovery totalled $871,368 in fiscal 2009, compared to $1,046,995 in fiscal 2008.

	Three months ended September 30,		Nine months ended September 30,	
	2009	**2008**	**2009**	**2008**
Expenses				
Amortization	$ --	$ 428	$ 365	$ 1,438
Debt finance adjustment	(3,000)	18,000	(3,000)	18,000
Legal, accounting and audit	18,068	10,859	48,028	28,344
Management fees	7,500	15,000	22,500	42,750
Office and administration	27,170	27,445	83,232	91,405
Salaries and benefits	93,004	53,746	288,791	195,305
Shareholder communications	53,903	129,041	145,244	296,410
Stock-based compensation	(5,457)	92,714	286,785	410,433
Property investigations	205	1,418	2,418	1,418
Travel	--	7,916	3,880	42,962
Interest and other income	(1,941)	(17,942)	(6,875)	(81,470)
	189,452	338,625	871,368	1,046,995
Loss before income taxes	(189,452)	(338,625)	(871,368)	(1,046,995)
Income tax recovery	--	23,082	14,488	403,094
Loss for the period	(189,452)	(315,543)	(856,880)	(643,901)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	123,660,618	101,950,868	109,343,254	101,192,607

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest and other income decreased from $81,470 in fiscal 2008 to $6,875 in fiscal 2009. Cash balances were higher throughout the fiscal 2008 period.

Expenses

Legal, accounting and audit increased from $28,344 in fiscal 2008 to $48,028 in fiscal 2009. Audit fees are accrued throughout the fiscal year. Audit fees are increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Legal fees are ongoing and will vary depending on the activity

during the period. Legal fees related to the financing completed on June 30, 2009, are recorded as share issue costs.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $22,500 in each fiscal period. In fiscal 2009, consulting fees of $Nil (fiscal 2008 - $20,250) were paid or are payable through Quorum Management and Administrative Services Inc. ("Quorum"), (formerly LMC Management Services Ltd.) to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $91,405 in fiscal 2008 to $83,232 in fiscal 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits increased from $195,305 in fiscal 2008 to $288,791 in fiscal 2009. Included in fiscal 2009 is $36,000 in directors' fees. No directors' fees were paid in fiscal 2008. A credit was distributed by Quorum to its shareholders in fiscal 2008, which resulted in reducing allocated salaries in that period by $7,357, with no credit distributed in fiscal 2009.

In fiscal 2009, there was $286,785 in stock-based compensation expense, compared with $410,433 in fiscal 2008. In addition, stock-based compensation costs of $41,515, based on the B-S valuation model, were capitalized to the Jersey-Emerald Property in fiscal 2009, plus related future income tax liability of $14,488, compared to $55,776 capitalized in fiscal 2008, and related future income tax liability of $20,629.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have decreased from $296,410 in fiscal 2008 to $145,244 in fiscal 2009. The Company utilized the services of Arbutus Enterprises Ltd. - $18,000 (2008 - $18,000), Horng Kher (Marc) Lee - $54,000 (2008 - $52,000), Renmark Communications Ltd. - $Nil (2008 - $21,350) and CHF Investor Relations - $Nil (2008 - $58,875). Other shareholder activities consist of web site maintenance and development, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses decreased from $42,962 in fiscal 2008 to $3,880 in fiscal 2009. The Company attended the Prospectors and Developers Conference in fiscal 2008, contributing to the higher expense in that period.

Property investigation costs increased from $1,418 in fiscal 2008 to $2,418 in fiscal 2009. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2007,

and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $359,383 in fiscal 2008. Other future income tax recoveries relate to capitalized stock-based compensation and totalled $14,488 in fiscal 2009 and $49,111 in fiscal 2008.

Subsequent to September 30, 2009, the Company has received Mining Exploration Tax Credit refunds of $38,342 relating to the year ended December 31, 2006, including $4,646 interest and $133,427 relating to the year ended December 31, 2008, including $1,970 interest. The mining exploration tax credits are subject to audit and the refunds, net of interest, will be recorded as a reduction of mineral property interests.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	General and adminis-trative expenses (Note 1)	Loss per quarter	Loss per share
2007					
Fourth Quarter	161,976	843,265	543,111	498,286	$0.01
2008					
First Quarter	25,277	611,894	414,400	4,919	$0.00
Second Quarter	6,356	441,502	357,497	323,439	$0.00
Third Quarter	17,403	379,885	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	296,462	388,112	$0.00
2009					
First Quarter	3,878	56,581	204,817	192,419	$0.00
Second Quarter	6,889	232,505	479,819	475,009	$0.01
Third Quarter	19,116	195,815	187,511	191,188	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended September 30, 2009 ("Q3 2009") compared to three months ended September 30, 2008 ("Q3 2008")

Expenses

Significant changes between the two three month periods are noted below. Please refer to the comparatives for the nine month periods ended September 30, 2009 and 2008, for further discussion of other expense categories.

Legal, accounting and audit increased from $10,859 in Q3 2008 to $18,068 in Q3 2009. Audit fees are accrued throughout the fiscal year, and are anticipated to increase in fiscal 2009. The Q3 2009 expense included higher than anticipated audit costs for the fiscal 2008 audit, which were invoiced in Q3 2009. Legal and accounting fees are accrued throughout the fiscal year, based on expenditures in prior periods.

Salaries and benefits have increased from $53,746 in Q3 2008 to $93,004 in Q3 2009. Salaries charged to

the Company from Quorum are based on activity levels. Included in Q3 2009 are $12,000 in directors fees that were not paid in Q3 2008.

In Q3 2008, there was $92,714 in stock-based compensation expense, compared with a recovery of $5,457, related to revaluation of stock options granted to consultants in Q3 2009. Stock-based compensation relates to stock options granted in prior periods.

Shareholder communications decreased from $129,041 in Q3 2008 to $53,903 in Q3 2009. The Company utilized the services of Arbutus Enterprises Ltd. $6,000 (Q3 2008 – $6,000) and Horng Kher (Marc) Lee $18,000 (Q3 2008 - $18,000). Renmark Communications was paid $21,350 in Q3 2008, with $Nil in Q3 2009 and CHF Investor Communications was paid $Nil in Q3 2009 and $13,875 in Q3 2008, which accounts for the majority of the decrease in Q3 2009.

Travel and conference expenses decreased from $7,916 in Q3 2008 to $Nil in Q3 2009. There has been nominal travel and the Company throughout fiscal 2009.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2009, Sultan's working capital, defined as current assets less current liabilities, was $1,391,828 (December 31, 2008 - $1,903,058). The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. It includes the salary and benefits paid to the President and Chief Executive officer and the shares of salaries paid to the officers of the Company and support staff. It includes shared rent, telephone, computer software and hardware, equipment rental and maintenance, and all other office costs. It includes fees paid to stock exchanges and securities commissions through SEDAR, and other direct reimbursements, where they can be reasonably allocated. The Company has a 25% interest in Quorum. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement. At September 30, 2009, the partner companies are currently in arrears to the maximum allowable period under the terms of the agreement with Quorum. As a result, the Company has advanced one month in excess of its estimated working capital funding obligation under the agreement with Quorum. At the date of filing of this annual report, it is not known if this amount will be recoverable from Quorum. If other companies sharing office space are unable to obtain financing to pay Quorum their share of administration and overhead, it may be necessary to sever employees of Quorum and possibly outsource certain services that are currently performed by Quorum employees. The recoverability of the additional three months of working capital will be finalized before the end of fiscal 2009.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At September 30, 2009, Sultan had capitalized $9,339,856, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the nine months ended September 30, 2009, Sultan's total expenditures included $583,492 on the acquisition and exploration of its mineral property interests compared to $1,433,173 in the nine months ended September 30, 2008.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms were as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments of 200,000 common shares were made on June 1 of each year from 2007 to 2009, inclusive.

The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment was calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit resulted in the mortgage on the property being paid in full, then the seller would not be entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller had still not received the full payment of the related liability and purchase price of the property, the Company was required to pay the remaining balance to the seller by way of a cash payment. This amount was $73,000 and was paid subsequent to September 30, 2009, pursuant to the terms of the agreement, based on the share price of $0.06 on October 2, 2009. Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date of October 2, 2009, will be recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000. The final debt financing adjustment has resulted in a $3,000 recovery in the year ended December 31, 2009.

Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 that was scheduled to commence October 20, 2009, and an aggregate 3.0% NSR due to the property optionors. Sultan can reduce the NSR to 1.5% by making a payment of $500,000 and issuing 50,000 common shares. In April 2009, the Company entered into an additional amendment to the option agreement dated October 20, 1993, as amended, to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

In April 2009, Sultan acquired 100% of the rights and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-

time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

1.7 Capital Resources

During the nine months ended September 30, 2009, the Company completed a brokered private placement with Northern Securities Inc. of 20,000,000 units at a price of $0.03 per unit, for net proceeds of $553,649. Each unit was comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common until June 30, 2014, at an exercise price of $0.06 per share up to June 30, 2010, and at an exercise price of $0.12 per share thereafter. The warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate – 2.1% to 2.4%; a weighted volatility factor of 106%, and an expected life of five years. The value allocated to each of the warrants was $0.01.

The fair values attributable to each of the 2,247,600 agent's options exercisable until June 30, 2010, at an exercise price of $0.05; 706,666 agent's warrants and 1,498,400 underlying agent's warrants exercisable at $0.06 for one year, and $0.12 for the four years thereafter, range from $0.03 to $0.06, using the volatility factors and interest rates based on the expected life of the warrants as noted above. These non-cash share issue costs are recorded against the share capital and warrants issued in the financing.

If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

Insiders of the Company subscribed for a total of 3,932,661 units.

During the nine months ended September 30, 2008, the Company issued 1,524,350 common shares on the exercise of 1,341,500 share purchase warrants at a price of $0.17; 4,700 common shares on the exercise of 4,700 agent's warrants at a price of $0.17, 9,400 common shares on the exercise of 9,400 agent's warrants at a price of $0.12, and 168,750 common shares on the exercise of stock options at prices ranging from $0.10 to $0.17, for total proceeds of $251,921.

In fiscal 2009, the Company granted 6,000,000 stock options to directors, employees and consultants at an exercise price of $0.10, with an expiry date of June 22, 2014. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 2.0%; expected life of 3.5 years; expected volatility – 102%; and a weighted average fair value per option grant of $0.05.

In fiscal 2008, the Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 85%; and a weighted average fair value per option grant of $0.05. Unvested consultants' options granted in the six months ended June 30, 2008, were re-valued in fiscal 2009 as follows: risk free interest rate – 1.5%; volatility – 97%, and an estimated life of 4 years for a weighted average fair value per grant of $0.01.

During the nine months ended September 30, 2009, 9,764,500 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.25 expired, unexercised.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at September 30, 2009 and December 31, 2008, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Nine months ended September 30,	
Services rendered and reimbursement of expenses:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	$ 370,867	$ 367,832
Lang Mining Corporation (b)	22,500	22,500
Directors' fees	36,000	--
Kent Avenue Consulting Ltd. (c)	--	20,250

Balances receivable from (e):	**September 30, 2009**	**December 31, 2008**
Quorum Management and Administrative Services Inc. (a)	$ 263,712	$ 171,468
Balances payable to (e):		
Directors	$ 36,000	$ --

(a) Management, administrative, geological and other services have been provided by Quorum since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at September 30, 2009, the Company had advanced six months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) In the nine months ended September 30, 2008, consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid or accrued through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Propsed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at September 30, 2009, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2009.

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests. All other exploration expenditures are expensed in

the period incurred. The Company has concluded that adoption of this new standard as at January 1, 2009, did not have an impact on the Company's interim financial statements.

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on the Company's financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements. These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders' equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The adoption of this standard did not impact the Company's interim financial statements.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard did not impact the Company's interim financial statements.

Future accounting standards

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS, if any, will primarily relate to the Company's capitalized exploration costs on its mineral property interests.

1.14 Financial Instruments and Other Instruments

At September 30, 2009, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments.

At September 30, 2009, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At September 30, 2009, the Company had $1,280,000 (December 31, 2008 - $1,895,695) in short-term temporary investments or Bank of Canada treasury bills.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

1.15.1 Other MD& A Requirements

See the audited annual financial statements for the year ended December 31, 2008, and the unaudited interim financial statements for the three and nine months ended September 30, 2009.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited interim financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the interim Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 27, 2009, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

123,810,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,500,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,334,000	$0.45	July 20, 2012
2,835,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
6,000,000	$0.10	June 22, 2014
15,369,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 18, 2009
319,300	$0.50	December 18, 2009
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
21,908,299	$0.14 (using 2010 expiry values)	

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"), which has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible

variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009 and 2008
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at September 30, 2009 and December 31, 2008
(Unaudited – prepared by management)

	September 30, 2009	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 14,059	$ 408,375
Short-term investments	1,280,000	1,495,695
Accounts receivable	25,846	29,578
Due from related parties (Note 8)	263,712	171,468
Prepaid expenses	11,662	23,326
	1,595,279	2,128,442
Mineral property interests (see schedule) (Notes 3 and 10)	9,339,856	8,756,364
Investments (Note 4)	940	705
Equipment (Note 5)	14,600	30,356
Reclamation deposits	22,170	22,170
	$ 10,972,845	$ 10,938,037
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 94,451	$ 140,384
Due from related parties (Note 8)	36,000	--
Mortgage payable (Note 6)	73,000	85,000
Total liabilities	203,451	225,384
Shareholders' equity		
Share capital (Note 7)	22,284,139	22,027,355
Warrants (Note 7)	584,319	582,974
Contributed surplus	3,029,870	2,374,613
Deficit	(15,125,960)	(14,269,080)
Accumulated other comprehensive loss	(2,974)	(3,209)
	10,769,394	10,712,653
	$ 10,972,845	$ 10,938,037

Commitments (Note 3 (c))
Subsequent events (Notes 3 and 9)

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Sargent H. Berner"
Sargent H. Berner

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Expenses				
Amortization	$ --	$ 428	$ 365	$ 1,438
Debt finance adjustment	(3,000)	18,000	(3,000)	18,000
Legal, accounting and audit	18,068	10,859	48,028	28,344
Management fees	7,500	15,000	22,500	42,750
Office and administration	27,170	27,445	83,232	91,405
Salaries and benefits	93,004	53,746	288,791	195,305
Shareholder communications	53,903	129,041	145,244	296,410
Stock-based compensation	(5,457)	92,714	286,785	410,433
Property investigations	205	1,418	2,418	1,418
Travel	--	7,916	3,880	42,962
Interest and other income	(1,941)	(17,942)	(6,875)	(81,470)
	189,452	338,625	871,368	1,046,995
Loss before income taxes	(189,452)	(338,625)	(871,368)	(1,046,995)
Income tax recovery	--	23,082	14,488	403,094
Loss for the period	(189,452)	(315,543)	(856,880)	(643,901)
Deficit, beginning of period	(14,936,508)	(13,565,425)	(14,269,080)	(13,237,067)
Deficit, end of period	$ (15,125,960)	$ (13,880,968)	$ (15,125,960)	$ (13,880,968)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	123,660,618	101,950,868	109,343,254	101,192,607
Number of common shares outstanding, end of period	123,660,618	101,950,868	123,660,618	101,950,868

See accompanying notes to financial statements.

Statements of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Loss for the period before comprehensive income	$ (189,452)	$ (315,543)	$ (856,880)	$ (643,901)
Unrealized gains (losses) on investments	--	(1,252)	235	(1,643)
Comprehensive loss	$ (189,452)	$ (316,795)	$ (856,645)	$ (645,544)

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Three and nine months ended September 30, 2009
(Unaudited – prepared by management)

	Common Shares Without Par Value				Accumulated		
	Shares	Amount	Warrants	Contributed Surplus	Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2007	100,226,518	$ 22,050,752	$ 1,166,158	$ 1,297,390	$ (1,018)	$ (13,237,067)	$ 11,276,215
Issued for cash							
Warrants exercised	1,341,500	267,362	(39,305)	--	--	--	228,057
Agent's warrants exercised	14,100	3,152	(1,225)	--	--	--	1,927
Stock options exercised	168,750	35,472	--	(13,534)	--	--	21,938
Issued for mineral property interests and other							
Income tax effect of renunciation of flow-through expenditures	--	(359,383)	--	--	--	--	(359,383)
Surface rights – Jersey-Emerald property	200,000	30,000	--	--	--	--	30,000
Stock-based compensation	--	--	--	548,103	--	--	548,103
Unrealized losses on investments for the year	--	--	--	--	(2,191)	--	(2,191)
Warrants expired, unexercised	--	--	(542,654)	542,654	--	--	--
Loss for the year	--	--	--	--	--	(1,032,013)	(1,032,013)
Balance, December 31, 2008	101,950,868	22,027,355	582,974	2,374,613	(3,209)	(14,269,080)	10,712,653
Issued for cash							
Private placement, less share issue costs	20,000,000	193,560	328,289	--	--	--	521,849
Issued for mineral property interests and other							
Surface rights – Jersey-Emerald property	200,000	9,000	--	--	--	--	9,000
Acquisition – Victory Tungsten property	200,000	10,000	--	--	--	--	10,000
Jersey-Emerald property	250,000	12,500	--	--	--	--	12,500
Agent's compensation	1,060,000	31,800	--	--	--	--	31,800
Shares returned to treasury	(250)	(76)	--	13	--	--	(63)
Stock-based compensation	--	--	--	328,300	--	--	328,300
Unrealized gains on investments for the period	--	--	--	--	235	--	235
Warrants expired, unexercised	--	--	(326,944)	326,944	--	--	--
Loss for the period	--	--	--	--	--	(856,880)	(856,880)
Balance, September 30, 2009	123,660,618	$ 22,284,139	$ 584,319	$ 3,029,870	$ (2,974)	$ (15,125,960)	$ 10,769,394

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (189,452)	$ (315,543)	$ (856,880)	$ (643,901)
Items not involving cash				
Amortization	--	428	365	1,438
Stock-based compensation	(5,457)	92,714	286,785	410,433
Debt finance adjustment	(3,000)	18,000	(3,000)	18,000
Income tax recovery	--	(23,082)	(14,488)	(403,094)
Changes in non-cash working capital				
Accounts receivable	(6,324)	(39,784)	3,732	62,895
Due to/from related parties	(48,214)	(32,435)	(56,244)	(68,821)
Prepaid expenses	2,568	(13,104)	11,664	(71,242)
Accounts payable and accrued liabilities	8,300	8,274	(23,459)	(23,631)
	(241,579)	(304,532)	(651,525)	(717,923)
Investing activities				
Mineral property interests				
Acquisition costs	(19,798)	(4,510)	(46,208)	(22,754)
Exploration and development costs	(338,409)	(391,511)	(465,927)	(1,410,419)
Purchase of equipment	--	--	--	(11,271)
Short-term investments	19,240	691,000	215,695	891,000
	(338,967)	294,979	(296,440)	(553,444)
Financing activities				
Common shares issued for cash	--	--	553,649	251,921
Decrease in cash and cash equivalents during the period	(580,546)	(9,553)	(394,316)	(1,019,446)
Cash and cash equivalents, beginning of period	594,605	12,807	408,375	1,022,700
Cash, and cash equivalents, end of period	$ 14,059	$ 3,254	$ 14,059	$ 3,254
Supplemental information				
Shares issued for mineral property interests	$ --	$ --	$ 22,500	$ 30,000
Stock-based compensation capitalized to mineral property interests	281	16,849	41,515	72,625
Future income tax liability capitalized to mineral property interest	--	--	14,488	--
Shares issued for corporate finance fees	--	--	31,800	--

See accompanying notes to financial statements.

1. Nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern. As disclosed in the financial statements, the Company has working capital, as at September 30, 2009, of $1,391,828 (December 31, 2008 – $1,903,058) and an accumulated deficit of $15,125,960 (December 31, 2008 – $14,269,080). Working capital is defined as current assets less current liabilities.

The Company has capitalized $9,339,856 (December 31, 2008 - $8,756,364) in acquisition and related costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Accounting policies

Basis of presentation

The accompanying financial statements for the interim periods ended September 30, 2009 and 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2009.

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests. All other exploration expenditures are expensed in the period incurred. The Company has concluded that adoption of this new standard as at January 1, 2009, did not have an impact on the Company's interim financial statements.

(b) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

2. Accounting policies (continued)

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on the Company's financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

(c) Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard did not impact the Company's interim financial statements.

(d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS, if any, will primarily relate to the Company's capitalized exploration costs on its mineral property interests.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% Net Smelter Returns Royalty ("NSR") that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000, an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004, the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders.

In May 2009, the Company entered into an additional amendment to the option agreement to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by a further four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company.

The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company.

The Jersey and Emerald properties also include (i) a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant, subject to a 2.0% NSR, which the Company has the right to purchase for $500,000 and (ii) a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

In June 2006, the Company entered into a purchase agreement to acquire for the Jersey and Emerald properties 100% of the right, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,000 common shares were to be made annually on a value date four months after the date of issue, until the related liability was extinguished. (See Note 6 – mortgage payable).

3. Mineral property interests (continued)

In May 2009, the Company acquired 100% of the right and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a cash payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

Subsequent to September 30, 2009, the Company entered into an agreement to acquire 100% of the rights and interest in and to the Garnet Lead-Zinc Property, comprised of five mineral claims, Tenure Numbers 544860, 544861, 607011, 607013 and 607015, located approximately five kilometres south of Salmo, British Columbia, Canada near the former Jersey Lead-Zinc Mine. Under the terms of the agreement, the Company has an option to earn a 100% interest by making cash payments of $75,000 and issuing 500,000 common shares to the optionors over four years. Upon making the cash payments and share issuances, the Company will acquire 100% right, title and interest in the property subject only to a 3.0% NSR, payable to the optionors and a further 200,000 common shares due on commencement of commercial production. The Company may, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000.00 to the optionors exercisable within 90 days after commencement of commercial production. If at any time either of the optionors wishes to sell or assign this interest in the NSR in the property the optionors agree to give to the Company a 30-day right of first purchase to acquire such interest provided that the optionors shall not thereafter offer their NSR to a third party on terms more favourable than those offered to the Company. The Company issued 100,000 common shares on November 2, 2009, pursuant to regulatory approval.

Subsequent to September 30, 2009, the Company entered into an agreement to acquire 100% of the rights and interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 533727, located approximately eight kilometres southeast of Salmo, British Columbia, Canada and three kilometres north of Sultan's Jersey Lead-Zinc Mine.

Under the terms of the agreement, the Company has an option to earn a 100% interest in the property by making cash payments of $15,000 and issuing 100,000 common shares to the optionors over 12 months, with $5,000 being paid on regulatory approval and $10,000 at the end of twelve months following the date of regulatory approval. Subsequent to September 30, 2009, the Company issued 50,000 common shares and made a cash payment of $5,000.

(c) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights. The Company made a payment of $73,000 related to a mortgage payable (see Note 6). During the period, 650,000 common shares were issued pursuant to existing agreements. Additional property option agreements entered into since September 30, 2009, will require the issuance of an additional 150,000 common shares.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and nine months ended September 30, 2009 and 2008
(Unaudited – prepared by management)

4. Investments

	Number of Shares	Book Value September 30, 2009	Fair Value September 30, 2009	Fair Value December 31, 2008
Emgold Mining Corporation (Note 8 (d))	15,652	$ 3,913	$ 939	$ 704
Quorum Management and Administrative Services Inc.	1	1	1	1
Total Investments		$ 3,914	$ 940	$ 705

As at September 30, 2009, investments in available-for-sale securities consist of marketable securities which had a market value of $939 (December 31, 2008 - fair value $704, carried at cost of $3,913). The investment in Quorum Management and Administrative Services Inc. ("Quorum") is not designated as available-for-sale.

5. Equipment

	Cost	Accumulated Amortization	Net Book Value, September 30, 2009	Cost	Accumulated Amortization	Net Book Value, December 31, 2008
Office equipment	$ 3,283	$ 3,283	$ --	$ 3,283	$ 2,918	$ 365
Computer equipment	11,856	10,588	1,268	11,856	9,464	2,392
Field and mining equipment	49,614	45,978	3,636	49,614	38,280	11,334
Vehicles	26,271	16,575	9,696	26,271	10,006	16,265
	$ 91,024	$ 76,424	$ 14,600	$ 91,024	$ 60,668	$ 30,356

6. Long-term debt

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 3 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, share payments of 200,000 common shares were made on June 1 of each year up to and including June 1, 2009.

6. Long-term debt (continued)

The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment was calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit resulted in the mortgage on the property being paid in full, then the seller was not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller had not received the full payment of the related liability and purchase price of the property, a cash payment would be required. The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. After the Valuation Date for the final payment referred to above, the seller had not received full payment of the related liability of $73,000, which was paid subsequent to September 30, 2009, pursuant to the terms of the agreement, based on the share price of $0.06 on October 2, 2009. Any amount resulting from the difference between the recorded prices of the common shares issued on the payment date and the Valuation Date of October 2, 2009, was recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000. The final debt financing adjustment has resulted in a $3,000 recovery in the year ended December 31, 2009.

	September 30, 2009	December 31, 2008
Long-term debt, beginning of period	$ 85,000	$ 97,000
Less payments made in common shares on valuation date	(9,000)	(12,000)
Debt finance adjustment	(3,000)	--
Long-term debt, end period	73,000	85,000
Current portion of long-term debt	$ 73,000	$ 85,000

7. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

7. **Share capital (continued)**

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

During the nine months ended September 30, 2009, the Company completed a brokered private placement with Northern Securities Inc. of 20,000,000 units at a price of $0.03 per unit, for gross proceeds of $600,000. Each unit was comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common until June 30, 2014, at an exercise price of $0.06 per share up to June 30, 2010, and at an exercise price of $0.12 per share thereafter. The warrants were valued using a Black-Scholes ("B-S") pricing model using the following assumptions: weighted average risk free interest rate – 2.1% to 2.4%; a weighted volatility factor of 106%, and an expected life of five years. The value allocated to each of the warrants was $0.01.

The fair value attributable to each of the 2,247,600 agent's options exercisable until June 30, 2010, at an exercise price of $0.05; 706,666 agent's warrants and 1,498,400 underlying agent's warrants exercisable at $0.06 for one year, and $0.12 for the four years thereafter, ranges from $0.03 to $0.06, using the volatility factors and interest rates based on the expected life of the warrants as noted above. These non-cash share issue costs are recorded against the share capital and warrants issued in the financing.

If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

Insiders of the Company subscribed for a total of 3,932,661 units.

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at September 30, 2009:

Weighted Average Exercise Price	Number Outstanding at September 30, 2009	Weighted Average Remaining Contractual Life
$0.10	1,500,000	0.7 years
$0.17	2,500,000	1.7 years
$0.45	2,334,000	2.8 years
$0.29	2,835,000	3.1 years
$0.29	200,000	3.5 years
$0.10	6,000,000	4.7 years
$0.20	15,369,000	3.2 years

During the nine months ended September 30, 2009, 2,379,000 stock options exercisable at $0.15, with an expiry date of July 6, 2009, expired, unexercised.

7. Share capital (continued)

A summary of the changes in stock options for the nine months ended September 30, 2009 are presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2008	11,748,000	$0.24
Granted	6,000,000	$0.10
Expired	(2,379,000)	$0.15
Balance, September 30, 2009	15,369,000	$0.20
Balance vested, September 30, 2009	15,054,000	$0.20

A summary of the fair values of stock options granted during the year, estimated on the date of grant and using a B-S option-pricing model with weighted average assumptions, is as follows:

	Nine months ended September 30, 2009	2008
Risk free interest rate	2.0%	2.6%
Expected life (years)	3.5 years	5 years
Expected volatility	102%	85%
Weighted average fair value per option grant	$0.05	$0.05

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Unvested consultants' options granted in the nine months ended September 30, 2009, have been revalued, resulting in a decrease in the weighted average fair value per grant from $0.05 at the time of grant to $0.04.

(e) Share purchase warrants

As at September 30, 2009, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 18, 2009
319,300	$0.50	December 18, 2009
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
21,908,299	$0.14 (using 2010 expiry values)	

* During the nine months ended September 30, 2009, 9,764,500 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.25, expired unexercised.

7. Share capital (continued)

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2008	13,886,800	$0.32
Issued	17,785,999	$0.06
Expired	(9,764,500)	$0.25
Balance, September 30, 2009	21,908,299	$0.14

8. Related party transactions and balances

	Nine months ended September 30,	
Services rendered and reimbursement of expenses:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	$ 370,867	$ 367,832
Lang Mining Corporation (b)	22,500	22,500
Directors' fees	36,000	--
Kent Avenue Consulting Ltd. (c)	--	20,250

Balances receivable from (e):	September 30, 2009	December 31, 2008
Quorum Management and Administrative Services Inc. (a)	$ 263,712	$ 171,468
Balances payable to (e):		
Directors	$ 36,000	$ --

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at September 30, 2009, the Company had advanced six months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

8. Related party transactions and balances (continued)

(c) In the nine months ended September 30, 2008, consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid or accrued through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

9. Subsequent event

Subsequent to September 30, 2009, the Company has received Mining Exploration Tax Credit refunds of $38,342 relating to the year ended December 31, 2006, including $4,646 interest and $133,427 relating to the year ended December 31, 2008, including $1,970 interest. The mining exploration tax credits are subject to audit and the refunds, net of interest, will be recorded as a reduction of mineral property interests.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Nine months ended September 30, 2009
(Unaudited – prepared by management)
Note 10: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests September 30, 2009
Acquisition costs				
Balance, beginning of period	$ 512,065	$ 523,581	$ 1	$ 1,035,647
Incurred during the period	2,809	65,899	--	68,708
Balance, end of period	514,874	589,480	1	1,104,355
Exploration and development costs				
Incurred during the year				
Assays and analysis	--	47,340	--	47,340
Drilling	--	209,082	--	209,082
Geological and geophysical	23,870	116,803	--	140,673
Site activities	2,099	41,783	--	43,882
Stock-based compensation	--	56,003	--	56,003
Travel and accommodation	3,914	13,890	--	17,804
	29,883	484,901	--	514,784
Balance, beginning of period	2,792,648	4,928,069	--	7,720,717
Balance, end of period	2,822,531	5,412,970	--	8,235,501
Total Mineral Property Interests	$ 3,337,405	$ 6,002,450	$ 1	$ 9,339,856

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2008
(Unaudited – prepared by management)
Note 10: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2008
Acquisition costs				
Balance, beginning of year	$ 503,483	$ 502,616	$ 37,438	$ 1,043,537
Incurred during the year	8,582	20,965	--	29,547
Write-downs during the year	--	--	(37,437)	(37,437)
Balance, end of year	512,065	523,581	1	1,035,647
Exploration and development costs				
Incurred during the year				
Assays and analysis	16,264	196,083	--	212,347
Drilling	--	604,017	--	604,017
Engineering	--	15,000	--	15,000
Environmental	--	108,172	--	108,172
Geological and geophysical	32,315	395,952	--	428,267
Site activities	6,039	143,531	--	149,570
Stock-based compensation	--	97,553	--	97,553
Travel and accommodation	3,917	70,679	--	74,596
	58,535	1,630,987	--	1,689,522
Balance, beginning of year	2,734,113	3,297,082	45,372	6,076,567
Write-downs during the year	--	--	(45,372)	(45,372)
Balance, end of year	2,792,648	4,928,069	--	7,720,717
Total Mineral Property Interests	$ 3,304,713	$ 5,451,650	$ 1	$ 8,756,364

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending September 30, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 30, 2009

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Arthur G. Troup, Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending September 30, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 30, 2009

Arthur G. Troup
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.